

16012533

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
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| Expires: | March 31, 2016 |
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SEC Mail Processing Section

FEB 26 2016

Washington DC 404

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 66659 |

28886

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Robotti & Company, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 East 42nd St. Suite 3100
(No. and Street)

| New York | NY | 10165 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert E. Robotti 212-986-4800
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

| 709 Westchester Avenue | White Plains | NY | 10604 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

X Certified Public Accountant

Public Accountant

Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, **Robert E. Robotti**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Robotti & Company, LLC**, as of **December 31**, **2015**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

**None**



Signature

**President**

Title

**SUSAN KAPLAN**
**NOTARY PUBLIC-STATE OF NEW YORK**
**No. 01KA6052215**
**Qualified In Rockland County**
**My Commission Expires December 11, 2018**



Notary Public

This report ** contains (check all applicable boxes):

- x (a) Facing Page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income (Loss).
- x (d) Statement of Changes in Financial Condition.
- x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- x (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- x (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUSAN KAPLAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01KA5032215
Qualified in Rockland County
My Commission Expires December 11, 20__



*Investment Securities*

*60 East 42nd Street, Suite 3100*
*New York, NY 10165-0057*
*(212) 986-4800*
*fax: (212) 986-0816*
*www.robotti.com*



February 23, 2016

Securities & Exchange Commission
Office of Compliance, Examination, and Inspection
Attn: Mail Stop 8031
100 F Street, NE
Washington, DC 20549

**Re: Robotti & Company LLC (CRD#13251) 2015 Annual Audited Financial Statements**

Dear Sir or Madam,

As required, enclosed please find two copies of the 2015 audited financial statements ("2015 Annual Audit Report") for Robotti & Company, LLC. In addition, we are herewith submitting two copies of our 2015 audited Statement of Financial Condition so that our 2015 Annual Audited Report will be treated confidentially. Accordingly, each page of our 2015 Annual Audit Reports enclosed herein, is marked "Confidential."

If you have any questions, please do not hesitate to contact me at 646 442-6726.

Sincerely,

Erwin Mevorah
Chief Financial Officer

ROBOTTI & COMPANY, LLC

(A Limited Liability Company)

STATEMENT of FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2015

**ROBOTTI & COMPANY, LLC**
**(A Limited Liability Company)**
**FOR THE YEAR ENDED DECEMBER 31, 2015**

## TABLE OF CONTENTS



CITRINCOOPERMAN

Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Member
Robotti & Company, LLC

We have audited the accompanying statement of financial condition of Robotti & Company, LLC as of December 31, 2015. This financial statement is the responsibility of Robotti & Company, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Robotti & Company, LLC as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.



CERTIFIED PUBLIC ACCOUNTANTS

White Plains, New York
February 19, 2016

CITRIN COOPERMAN & COMPANY, LLP
709 WESTCHESTER AVENUE WHITE PLAINS, NY 10604 | TEL 914.949.2990 | FAX 914.949.2910 CITRINCOOPERMAN.COM

AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

**ROBOTTI & COMPANY, LLC**
**(A Limited Liability Company)**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2015**

## ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 702,284 |
| Commissions receivable | 28,437 |
| Due from clearing broker | 2,582 |
| Placement fees receivable | 1,158 |
| Securities owned, at fair value | 324,655 |
| Prepaid expenses and other assets | 39,674 |
| Deposit held at clearing broker | 99,786 |
| Furniture and equipment, less accumulated depreciation of $70,151 | 18,042 |
| **TOTAL ASSETS** | $ 1,216,618 |

## LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| Liabilities: | |
| Securities sold but not yet purchased, at fair value | $ 20,925 |
| Accrued compensation costs | 155,420 |
| Accounts payable and accrued expenses | 80,960 |
| Due to Parent and other related parties | 123,065 |
| Total liabilities | 380,370 |
| Commitments and contingencies (Notes 5, 6 and 7) | |
| Member's equity | 836,248 |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | $ 1,216,618 |

See accompanying notes to statement of financial condition.

**ROBOTTI & COMPANY, LLC**
**(A Limited Liability Company)**
**NOTES TO STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2015**

## NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Organization

Robotti & Company, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was formed on July 1, 2003, as a single-member limited liability company under the laws of the state of New York. The Company's sole member is Robotti & Company, Incorporated (the "Parent"). As a limited liability company, the member is not responsible for the debts of the Company unless they are specifically guaranteed.

The Company provides brokerage services to both institutional and individual investors. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal and agency transactions as well as securities research.

### Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Securities Transactions

Principal transactions are recorded on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition.

Marketable securities are stated at fair value.

### Revenue Recognition

Commission revenues associated with transactions in securities are recorded on a trade-date basis. Revenue is recognized once all of the following criteria have been met: persuasive evidence of an arrangement exists; the transaction has occurred; the commission is fixed or determinable; and collectability of the related receivable is reasonably assured.

## NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### Concentration of Credit Risk

The Company maintains its cash accounts at one commercial bank in amounts that at times may exceed the federal insurance limit. In addition, the Company maintains its securities and a significant portion of its cash at its clearing broker. These assets are subject to the credit risk of the clearing broker.

### Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, which is generally five years.

### Income Taxes

The Company is a single-member limited liability company that is treated, to the extent permitted by law, as a disregarded entity for federal and state income tax purposes. Accordingly, the Company does not record a provision for federal and state income taxes. The Parent is a corporation with S corporation status. The City of New York ("NYC") does not recognize S corporation status. The Company's results are included in the Parent's NYC tax return. Accordingly, the accompanying financial statements include a benefit for the Company's pro-rata share of the NYC tax incurred by the Parent.

With few exceptions, the Parent and the Company are no longer subject to federal, state or local tax examinations by taxing authorities for years before 2012.

### Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit at the Company's bank as well as cash and money market funds held in the Company's accounts at its clearing broker.

### Major Customers

During 2015, two of the Company's customers accounted for approximately 25% of total commission revenue.

### Uncertain Tax Positions

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period.

**NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Uncertain Tax Positions (Continued)

The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

Fair Value Measurements

The Company follows the guidance in FASB ASC 820, *Fair Value Measurement*. Using that guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1] and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

ROBOTTI & COMPANY, LLC
(A Limited Liability Company)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

## NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### Subsequent Events

The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its financial statements. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its statement of financial condition.

## NOTE 2. FURNITURE AND EQUIPMENT

Furniture and equipment at December 31, 2015, consisted of the following:

| | |
|---|---|
| Furniture and equipment | $ 88,193 |
| Less: accumulated depreciation | (70,151) |
| Furniture and equipment, net | $ 18,042 |

Depreciation expense for the year ended December 31, 2015, amounted to $11,405.

## NOTE 3. RELATED-PARTY TRANSACTIONS

### Insurance Services

Insurance brokerage services are provided by an entity that is owned by a member of an officer's family. During the year ended December 31, 2015, the Company incurred approximately $9,000 of expenses related to insurance premiums paid to non-affiliated third-party insurance companies for services brokered by this related party.

### Commission Income

For the year ended December 31, 2015, the Company earned commission income totaling approximately $476,000 from several entities related to the Company by common ownership, management, or employment.

### Advances

Advances to or from Robotti & Company Advisors, LLC ("Advisors"), an affiliated company, or the Parent are non-interest bearing and have no specified repayment dates.

**NOTE 3. RELATED-PARTY TRANSACTIONS (CONTINUED)**

Advances (Continued)

Advances can be in the form of actual cash advances between these entities or the payment of expenses by one entity on behalf of the other.

Expense Sharing Arrangements

Pursuant to a cost sharing agreement (the "Agreement") between the Parent, the Company and Advisors, the Parent acts as the common paymaster for certain compensation and overhead costs incurred on behalf of the Company, the Parent, Advisors, and certain other affiliates of the Parent (the Parent, Advisors, and other affiliates are collectively referred to as the "Affiliates"). In addition, pursuant to the Agreement, the Company acts as the common paymaster for certain non-compensation related expenses incurred by itself and the Affiliates. Included in the aforementioned costs are amounts paid by the Company and the Parent for direct costs as well as costs that are subject to an allocation (the "Allocated Costs") between the Company and the Affiliates. Allocated Costs generally consist of salaries and related benefits paid for shared personnel, as well as other overhead costs. The Agreement provides that allocations of shared employee compensation costs between the Company and the Affiliates are based on the estimated amount of time spent by employees on behalf of the Company and the Affiliates. In addition, the Agreement provides that the allocation of other overhead costs is based primarily on the estimated usage of such services by the Company and the Affiliates. Total Allocated Costs charged to the Company by the Parent in 2015, and included in the accompanying statement of operations and changes in member's equity, amounted to approximately $680,000. Total allocated costs by the Company to the Affiliates in 2015 amounted to approximately $70,000 and have been recorded as a reduction of the expenses that they relate to.

Securities Owned

Included in "Securities owned, at fair value" in the statement of financial condition is $35,000 of securities of a company in which an officer of the Company serves as a director.

Research Services - Affiliate

The Company and Advisors have entered into an agreement whereby the compensation costs ("Advisor Compensation Costs") of certain employees that provide research and sales services that benefit Advisors are charged to the Company. Pursuant to the agreement and in consideration of the Company paying the Advisor Compensation Costs, Advisors has agreed to pay the Company a 25% markup on such costs.

**NOTE 3. RELATED-PARTY TRANSACTIONS (CONTINUED)**

Research Services - Affiliate (Continued)

In 2015, such revenue to the Company amounted to approximately $235,000.

Execution Services for Wrap Fee Accounts

Certain customers ("Wrap Customers") of Advisors have entered into wrap fee arrangements with Advisors. In such arrangements, customers are charged by the Advisors a single asset-based fee ("Wrap Fee") for both advisory and trade execution services. While Advisors provides the advisory services for these accounts, the Company provides the trade execution services. In consideration of the services provided by the Company to Wrap Customers, Advisors and the Company have agreed that Advisors would allocate a portion of the Wrap Fee to the Company using an agreed-upon percentage that will be re-evaluated each year based on applicable costs and trade volume. Total Wrap Fees allocated to the Company in 2015 amounted to approximately $34,000 and are included in "Commissions" in the accompanying statement of operations and changes in member's equity.

Placement Services

The Company has entered into placement agent agreements with the general partner or the managing member, as the case may be, and the investment adviser (together, the "Manager"), of certain pooled investment vehicles affiliated with the Company, to act as placement agent for interests in such vehicles. As compensation for these services, each Manager has agreed to pay a placement fee to the Company based upon a percentage of management fee and incentive allocation relating to interests in the vehicles placed by the Company. In 2015, such revenue to the Company amounted to approximately $3,000.

The Company has entered into an international dealer agreement (the "IDA") with the general partner and the investment adviser of two pooled investment vehicles to act as an international dealer for the sale of interests in such vehicles in Canada. The general partner and investment advisor of these pooled vehicles are affiliates of the Company. Pursuant to the terms of the IDA, these affiliates will pay the Company a fee based upon a percentage of the management fee and incentive allocation which it earns relating to interests in the vehicles placed by the Company. In 2015, the Company earned approximately $21,000 for services that it provided under the IDA.

**NOTE 4. CONTINGENCIES**

In the normal course of business, the Company may be a party to various litigation and regulatory matters. At December 31, 2015, management believes that the aggregate liability or benefit which may result from these proceedings will not be material to the Company's financial position or operating results.

**NOTE 5. NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2015, the Company had net capital of $689,114, which exceeded the Company's minimum net capital requirement of $100,000. The Company's percentage of aggregate indebtedness to net capital was 52.16% as of December 31, 2015.

**NOTE 6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK**

As a securities broker-dealer, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to its clearing broker on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair both the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by its customers. The Company seeks to control the aforementioned risks by working with the clearing broker to require customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker and by requiring customers to deposit additional collateral or reduce positions when necessary.

**NOTE 6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK (CONTINUED)**

From time to time, the Company will hold positions of securities sold but not yet purchased; therefore, it will be obligated to purchase such securities at a future date. The Company has recorded an obligation in the financial statements at December 31, 2015, at the fair value of a security sold but not yet purchased and will incur a loss if the market value of the security subsequently increases prior to the Company "closing" its position. The value of securities sold short is collateralized by marketable securities and cash held by the clearing broker when and to the extent such an obligation exists.

**NOTE 7. EMPLOYEE BENEFIT PLAN**

Pursuant to Section 408(p) of the Internal Revenue Code ("IRC"), the Parent has adopted a savings incentive match plan for employees (the "Plan"). Pursuant to the provisions of the Plan, the Parent has elected for 2015 to contribute an amount equal to 2% of wages of all employees earning at least $5,000, up to a maximum of $260,000. The Company's allocable share of such expense for the year ended December 31, 2015, totaled approximately $22,000.

**NOTE 8. FAIR VALUE MEASUREMENTS**

Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The valuation techniques are as follows:

(a) Market approach. Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b) Cost approach. Amount that would be required to replace the service capacity of an asset (replacement cost); and

(c) Income approach. Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

**ROBOTTI & COMPANY, LLC**
**(A Limited Liability Company)**
**NOTES TO STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2015**

**NOTE 8. FAIR VALUE MEASUREMENTS (CONTINUED)**

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015:

| | Level 1 | Level 2 | Level 3 | Total | Valuation Technique |
|---|---|---|---|---|---|
| Assets: | | | | | |
| Money market funds: | | | | | |
| Held at clearing broker | $ 105,916 | $ - | $ - | $ 105,916 | (a) |
| Held at bank | 1,269 | - | - | 1,269 | |
| Total money market funds | 107,185 | - | - | 107,185 | |
| Equity securities owned, at fair value: | | | | | |
| Basic Materials | 5,800 | | | 5,800 | (a) |
| Consumer goods | 11,868 | 3,880 | - | 15,748 | (a) |
| Customer services | 12,660 | - | - | 12,660 | (a) |
| Exchange-traded funds | 15,870 | - | - | 15,870 | (a) |
| Energy sector | 94,009 | - | - | 94,009 | (a) |
| Financials | - | 436 | - | 436 | (a) |
| Health care | - | 16 | - | 16 | (a) |
| Industrials | 172,918 | 1,049 | - | 173,967 | (a)(b) |
| Real Estate | - | 1,829 | - | 1,829 | (a) |
| Total equity securities | 313,125 | 7,210 | - | 320,335 | |
| Royalty Investment: | | | | | |
| Energy | - | - | 4,320 | 4,320 | (b) |
| Total securities owned, at fair value | 313,125 | 7,210 | 4,320 | 324,655 | |
| Total money market funds and securities owned | $420,310 | $7,210 | $4,320 | $431,840 | |
| Liabilities: | | | | | |
| Equity securities sold but not yet purchased, at fair value: | | | | | |
| Energy sector | $(20,925) | $ - | $ - | $(20,925) | (a) |
| Total | $(20,925) | $ - | $ - | $(20,925) | |

**NOTE 8. FAIR VALUE MEASUREMENTS (CONTINUED)**

Money market funds, as well as long and short equity securities, are included in Level 1 as they are valued at quoted market prices. Equity securities that have limited market activity are grouped in Level 2 and are valued at the latest quoted market prices. The Level 3 investments are valued primarily using the market and cost approaches to determine fair value.

The following table presents a reconciliation of beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2015:

| | Royalty Investment | Equity Securities Owned | Total |
|---|---|---|---|
| Balance – beginning | $ 4,320 | $ 3,750 | $ 8,070 |
| Gain on investment (a) | - | 1,500 | 1,500 |
| Shares redeemed | - | (5,250) | (5,250) |
| Balance – ending | $ 4,320 | $ - | $ 4,320 |

(a) The gain on investment is included in "Trading and investment losses, net" in the accompanying statement of operations and changes in member's equity.